[redacted]

10028803

SEC Mail Processing Section
FEB 25 2010
Washington, DC
122

UNI
SECURITIES AND E...
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 31311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babcock & Brown Financial Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Embarcadero Center, Suite 700
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Hitchings 415-267-1511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco CA 94108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/3

3/6/2010 JD

OATH OR AFFIRMATION

I, Nancy Hitchings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babcock & Brown Financial Co. LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nancy Hitchings
Signature

President
Title

Nenita M. Bell
Notary Public

NENITA MANGILAYA BELL
COMM. #1816778
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 10, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BABCOCK & BROWN FINANCIAL CO. LLC

CONTENTS

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Board of Directors
Babcock & Brown Financial Co. LLC

We have audited the accompanying statement of financial condition of Babcock & Brown Financial Co. LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Babcock & Brown Financial Co. LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Burr Pilger Mayer, Inc.

San Francisco, California
February 19, 2010

Babcock & Brown Financial Co. LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$ 164,351
Other assets	2,647
Total assets	$ 166,998

Liabilities and Member's Equity

Liabilities:	
Payable to affiliate	$ 21,216
Accounts payable	750
Accrued liabilities	16,120
Taxes payable	819
Total liabilities	38,905
Commitments and contingencies	
Member's equity	128,093
Total liabilities and member's equity	$ 166,998

The accompanying notes are an integral part of these financial statements.

BABCOCK & BROWN FINANCIAL CO. LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Summary Description of Business Activities

Babcock & Brown Financial Co. LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of Babcock & Brown LP (BBLP).

The Company is a registered broker-dealer with both the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's broker-dealer activities primarily consist of leveraged leases and associated debt and partnership transactions, and historically have also included a limited number of private placements (including Regulation D offerings) of debt and equity and brokered Rule 144A transactions. BBLP and its other affiliates represent a combined, global investment banking and structured finance organization.

As described above, the Company is a wholly owned subsidiary of BBLP. BBLP, through a series of other entities, is a majority owned subsidiary of Babcock & Brown International Pty Ltd. (BBIPL). BBIPL reached an agreement with its banking syndicate in February 2009 which resulted in a restructure of its corporate debt facilities and is operating under a business plan that will facilitate the reduction of those facilities. A key point of the agreement and revised business plan is a management-controlled program to sell down assets and businesses, including its U.S. operations, in an orderly fashion over two to three years to reduce debt. All revenues and a significant portion of the expenses of the Company are currently dependent on the transaction activities of BBLP and, in turn, BBIPL. As BBIPL continues to work through these plans, the impact on the Company and its operating results is unknown. The assets and liabilities of BBFC at December 31, 2009, have not been adjusted for the uncertainty related to these future events.

Based on the Company's relationship with BBLP and other affiliates that control the advisory fee income and administrative charges of the Company, if this relationship did not exist, the operating results would be significantly different.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Continued

2. **Summary of Significant Accounting Policies**, continued

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company's cash and cash equivalents include deposits at banks and an investment in a money market fund. At December 31, 2009, all of the Company's cash balance is deposited at Union Bank of California.

Income Taxes

For income tax purposes, effective with its formation on January 1, 2000, the Company has elected to be treated as a partnership for tax purposes, and accordingly, the income of the Company will be included in the returns of its member. The Company is liable for California limited liability company fees based on its gross income (i.e., revenues) and for certain state franchise taxes. Such amounts have been reported in other expenses on the statement of income.

Additionally, effective January 1, 2009, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) interpretation of accounting for uncertainties in income taxes. This interpretation requires recognition and measurement of uncertain tax positions using a "more-likely-than-not" approach, requiring the recognition and measurement of uncertain tax positions. The adoption of this interpretation had no material impact on the Company's statement of financial condition.

3. **Net Capital Requirement**

As a registered broker-dealer with the SEC and the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital equal to the greater of $100,000 or $6^2/_3$% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, both as defined by the Rule. At December 31, 2009, the Company had net capital of $125,446, which was $25,446 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $38,905 at December 31, 2009. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.

4. **Transactions With Affiliate**

The Company has entered into a Service and Cost Sharing Agreement (the Agreement) with BBLP, the terms of which allow that BBLP charge the Company, via a service charge, for administration and transaction expenses incurred on the Company's behalf. The Agreement entitles BBLP to receive a service charge based on actual operating costs incurred and a bonus service charge calculated as 50% of the net operating income. A payable of $21,216 for such services was outstanding at December 31, 2009.

Continued

5. Regulatory Requirements

In management's opinion, the Company was exempt from the provisions of the SEC's Customer Protection Rule 15c3-3 for the year ended December 31, 2009, because it does not hold customer funds or securities.

6. Member's Equity

The debt, obligations, and liabilities of the Company are solely the debt, obligations, and liabilities of the Company, and the member is not obligated for any such debt, obligation, or liability solely by reason of being a member, except to the extent of its member's equity or other contractual agreement.

7. Commitments and Contingencies

The Company and its subsidiaries are subject to various claims and legal proceedings arising in the normal course of business. Management believes that the ultimate liability, if any, in the aggregate will not be material to the Company's financial position, results of operations, or cash flows.

8. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through February 19, 2010, the date that this statement of financial condition was available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in this statement of financial condition.

BPM
BURR PILGER MAYER
Building your future

BABCOCK & BROWN FINANCIAL CO. LLC

STATEMENT OF FINANCIAL CONDITION

year ended December 31, 2009

(Filed pursuant to Rule 17a-5(e)(3) as a Public Document)